SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

INTERNATIONAL RECTIFIER CORPORATION

(Name of Subject Company)

INTERNATIONAL RECTIFIER CORPORATION

(Name of Person Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

460254-10-5

(CUSIP Number of Class of Securities)

Timothy Bixler, Esq.

Vice President, General Counsel and Secretary

233 Kansas Street

El Segundo, CA 90245

310-726-8000

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:

Arthur Fleischer, Esq.

Peter S. Golden, Esq.

Philip Richter, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza
New York, NY 10004
(212) 859-8000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.            Subject Company Information.

(a)       Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is International Rectifier Corporation, a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is 233 Kansas Street, El Segundo, CA 90245, and its telephone number is (310) 726-8000.

(b)       Securities.

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $1.00 per share (shares of the Company’s common stock are referred to as the “Shares”), and the associated preferred stock purchase rights (the “Rights”) issued pursuant to the Amended and Restated Rights Agreement, dated as of December 15, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as amended (the “Rights Agreement”).  Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement.  As of September 26, 2008, there were 72,875,672 Shares outstanding and 10,923,363 Shares issuable upon exercise or settlement of outstanding stock options and restricted stock units granted pursuant to equity compensation plans.

Item 2.            Identity and Background of Filing Person.

(a)       Name, Business Address and Business Telephone Number of Filing Person.

The Company is the person filing this Statement.  The Company’s name, business address and business telephone number are set forth in Item 1(a) above.  The Company’s website address is www.irf.com.  The information on the Company’s website should not be considered a part of this Statement.

(b)       Tender Offer.

This Statement relates to the tender offer by IR Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Vishay Intertechnology, Inc., a Delaware corporation (“Vishay”), pursuant to which the Purchaser has offered to buy all outstanding Shares for $23.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2008 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with exhibits, as amended, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2008 by the Purchaser and Vishay.

Vishay indicated that the purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. According to Vishay, it intends, as soon as practicable following consummation of the Offer, to seek to have Purchaser consummate a merger with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Vishay. At the effective time of this merger, each share not owned by Vishay and its subsidiaries (other than shares owned by the Company)

would be converted, pursuant to the merger, into the right to receive an amount in cash equal to the price per Share paid in the Offer, without interest (less applicable withholding taxes).

According to the Schedule TO, the business address of Vishay is 63 Lancaster Avenue, Malvern, PA 19355, and Vishay’s business telephone number is (610) 644-1300.

Item 3.            Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors, or affiliates or (ii) Vishay or its executive officers, directors, or affiliates.

The Company’s executive officers and directors have entered into, or participate in, as applicable, the various agreements and arrangements discussed below. In the case of each plan or agreement discussed below to which the term “change of control” applies, the consummation of the Offer would constitute a change of control.

                (a)           Cash Consideration Payable Pursuant to the Offer

If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as other stockholders of the Company.  As of September 22, 2008, the Company’s directors and executive officers owned in the aggregate 196,316 Shares (excluding options to purchase Shares and restricted shares). If the directors and executive officers were to tender all Shares owned by them for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Vishay at the Offer Price, the directors and executive officers would receive an aggregate of approximately $4,515,268 in cash.

As discussed in Item 4(c), to the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Offer.

(b)           Agreements and Arrangements with Directors and Executive Officers.

Equity Incentive Awards

As of September 22, 2008, the Company’s directors and executive officers held vested and exercisable options to purchase 323,589 Shares, 49,250 of which had an exercise price equal to or below the Offer Price and 274,339 of which had an exercise price above the Offer Price.  The vested options with an exercise price below the Offer Price had exercise prices ranging from $10.13 to $21.74.

In addition, as of September 22, 2008, the Company’s directors and executive officers held unvested options to purchase 998,661 Shares, 945,000 of which had an exercise price equal to or below the Offer Price and 53,661 of which had an exercise price above than the Offer Price.  The unvested options with an exercise price below the Offer Price all had an exercise price of $18.55.  As of September 22, 2008, the Company’s directors and executive officers held 290,000 restricted stock units.  Upon a change of control of the Company, unless the Board of Directors determines otherwise, all unvested options and all restricted stock units held by directors and executive officers will automatically vest.  The purchase by Vishay of a majority of the Shares of the Company pursuant to the Offer would constitute a change of control.

The executive officers of the Company are eligible to receive additional grants under the 2000 Stock Incentive Plan (“2000 Plan”) as determined by the Compensation Committee of the Board of Directors.  The grants that can be made under the 2000 Plan include stock bonuses, restricted stock, stock options, stock purchase warrants and other performance awards. Under the stock option program for the Company’s directors who are not also Company employees (“Non-Employee Directors”), each Non-Employee Director who is in office on the date of an annual meeting of stockholders is entitled to receive an annual award under the 2000 Plan of 12,000 options with an exercise price equal to the closing price of the Shares on the applicable grant date.

Stock option awards made to Non-Employee Directors have a term of five years and, subject to each Non-Employee Director’s continued service, one-third of his or her stock option award will vest and become exercisable on each of the first three anniversaries of the grant date.  If a Non-Employee Director’s service terminates either (i) as a result of his or her voluntary resignation or retirement after five consecutive years of service on the Board, (ii) because of his or her death or disability or (iii) for any reason other than voluntary resignation or failure to stand for re-election, then the unvested portion of the stock options held by the Non-Employee Director will immediately vest.  In addition, a Non-Employee Director will have the right to exercise his or her vested stock options until the earlier of (i) three years from the date of his or her termination or (ii) the scheduled expiration date of the stock option, in the event of a separation from service other than as a result of his or her voluntary resignation or failure to stand for re-election.

The following chart summarizes the outstanding equity awards for each executive officer and directors and the value of each award based on a per share Offer price of $23.00.

	Total Unvested Options	Value of Outstanding Unvested Options	Total Vested Options	Value of Outstanding Vested Options	Total RSUs	Value of Outstanding RSUs
Oleg Khaykin	750,000	$3,337,500	0	$0	250,000	$5,750,000
Donald Dancer	31,665	$0	142,585	$50,468	0	$0
Peter Knepper	0	$0	0	$0	0	$0
Michael Barrow	75,000	$333,750	0	$0	25,000	$575,000
Timothy Bixler	30,000	$133,500	0	$0	15,000	$345,000
Robert Attiyeh	5,499	$0	56,501	$0	0	$0
Mary Cranston	20,000	$89,000	0	$0	0	$0
Richard Dahl	50,000	$222,500	0	$0	0	$0
Thomas Lacey	20,000	$89,000	0	$0	0	$0
James Plummer	5,499	$0	41,501	$62,875	0	$0
Jack Vance	5,499	$0	41,501	$62,875	0	$0
Rochus Vogt	5,499	$0	41,501	$62,875	0	$0

Director Fees

The following table sets forth the schedule of annual retainer and meeting fees for each Non-Employee Director currently in effect:

Type of Fee	Dollar Amount
Annual Board Retainer	$50,000
Additional Attendance Fee per Board Meeting Attended in Person (Other than Chairman of the Board)	$2,000
Additional Attendance Fee per Committee Meeting Attended in Person (Other than Chairman of the Committee)	$1,000
Additional Attendance Fee per Board Meeting or Committee Meeting Attended Telephonically	$500
Additional Attendance Fee per (non-telephonic) Board or Committee Meeting Attended by Chairman	$4,000

Mr. Richard Dahl, the Chairman of the Board of Directors, receives an additional annual retainer of $50,000.

Each of the Company’s Non-Employee Directors is permitted to elect to defer up to 100% of his or her annual retainer fees and meeting fees under the Company’s Deferred Compensation Plan.  All Non-Employee Directors are also reimbursed for out-of-pocket expenses they incur serving as directors, including the cost of transportation and other expenses incurred to attend meetings at the Company or otherwise in connection with the Non-Employee Director’s service to the Company.

Employment Arrangements With Executive Officers - Generally

Oleg Khaykin.  The Company and Oleg Khaykin, the Company’s President and Chief Executive Officer, are party to an employment agreement, dated February 6, 2008, under which Mr. Khaykin became President and Chief Executive Officer of the Company on March 1, 2008.  Mr. Khaykin’s agreement provides for a three-year term, with annual renewals for up to four additional years unless either party provides a timely written notice of non-renewal.  Under the agreement, Mr. Khaykin is entitled to a minimum annual base salary of $750,000 and a target annual incentive bonus opportunity equal to 100% of his base salary. Mr. Khaykin’s annual base salary is currently $750,000.  In addition, the Company agreed that, in connection with any expiration of the term of Mr. Khaykin’s directorship during his period of employment with the Company, the Company will nominate Mr. Khaykin for re-election as a director at the related annual meeting of the Company’s stockholders.  Mr. Khaykin’s agreement also provides Mr. Khaykin with severance payments and benefits upon his termination of employment.  Under the terms of Mr. Khaykin’s employment agreement, if the Company terminates Mr. Khaykin’s employment other than for “cause” or in the event Mr. Khaykin terminates employment for “good reason” (as these terms are used in the employment agreement), Mr. Khaykin will be entitled to a severance benefit from the Company equal to one and one-half times the sum of his annual base salary and annual target bonus paid in a series of installment payments over 18 months, 18 months accelerated vesting of his stock option and restricted stock unit awards (with vesting calculated on a monthly as opposed to annual basis), the right to exercise his vested options until the earlier of (a) one year from the date of his termination or (b) the scheduled expiration date of the stock option, and 18 months’ continued medical plan coverage.  A discussion of Mr. Khaykin’s severance benefits under the employment agreement if he is terminated in connection with a “change in control” is provided below.

Donald Dancer.  Donald Dancer, Executive Vice President and Chief Administrative Officer of the Company, and the Company are party to a letter agreement, dated October 29, 2007 and amended on March 6, 2008.  Under the terms of the letter agreement, Mr. Dancer is entitled to a minimum annual base salary of $450,000 and a target annual incentive bonus opportunity equal to 75% of his base salary.  Mr. Dancer’s annual base salary is currently $450,000.  Mr. Dancer is also entitled to receive a one-time cash retention payment of $400,000 if he is employed by the Company on March 1, 2009.  Further, Mr. Dancer is entitled to receive equity awards on a basis that is consistent with the level and terms of equity awards provided to other executive officers of the Company, subject to the discretion of the Compensation Committee.  The letter agreement also provides that, if Mr. Dancer’s employment with the Company is terminated by the Company for any reason other than for “cause” (as defined in his severance compensation agreement), Mr. Dancer will receive a cash amount equal to the sum of one times his annual rate of base salary and target bonus for the fiscal year in which the termination occurred and he would be entitled to twelve months’ continued medical plan coverage.  Additionally, Mr. Dancer will have the right to exercise his vested options until the earlier of (a) one year from the date of his termination or (b) the scheduled expiration date of the stock option.  Mr. Dancer will be required to provide a release of claims in order to receive any of the foregoing benefits.  If Mr. Dancer is terminated by the Company other than for “cause” (as defined in his severance compensation agreement) prior to March 1, 2009, he will receive his full retention payment upon his termination.  If Mr. Dancer terminates his employment prior to March 1, 2009, he will receive a pro-rated portion of his retention payment.  A discussion of Mr. Dancer’s severance benefits under his severance compensation agreement if he is terminated in connection with a “change in control” is provided below.  If Mr. Dancer is entitled to severance benefits under his severance compensation agreement in connection with a “change in control,” he will not be entitled to any additional severance benefits under the letter agreement.

Peter Knepper.  Peter Knepper, the Acting Chief Financial Officer of the Company, and the Company are party to a letter agreement, dated April 16, 2008.  Under the letter agreement, Mr. Knepper is entitled to a base salary of $63,000 per month and a target annual incentive bonus opportunity equal to 35% of his base salary (which was awarded on September 22, 2008). Mr. Knepper’s employment with the Company is on an “at will” basis and can be terminated by the Company or Mr. Knepper for any reason at any time. The letter agreement also provides that, if the Company terminates Mr. Knepper’s employment without providing at least thirty days of written notice, Mr. Knepper will be entitled to a severance benefit equal to 30 days of base salary. Mr. Knepper will cease his role as the Acting Chief Financial Officer upon Mr. Daskal’s commencement of employment, as described below.

Michael Barrow.  Michael Barrow, the Executive Vice President and Chief Operations Officer of the Company, and the Company are party to a letter agreement, dated March 28, 2008.  Under the letter agreement, Mr. Barrow is entitled to an annual base salary of at least $350,000 and a target annual incentive bonus opportunity equal to 70% of his base salary.  Mr. Barrow’s annual base salary is currently $350,000.  In addition, on August 21, 2008, the Company entered into a severance compensation agreement with Mr. Barrow, providing for benefits if he is terminated in connection with a “change in control,” the terms of which are described below.

Timothy Bixler.  Timothy Bixler, Vice President, General Counsel and Secretary of the Company, is employed by the Company on an “at will” basis, and his employment can be terminated by the Company or Mr. Bixler for any reason at any time.  Mr. Bixler’s current annual base salary is $320,000 and his target annual incentive bonus opportunity is 50% of his base salary (which has been guaranted for the Company’s 2009 fiscal year).  On August 21, 2008, the Company entered into a severance compensation agreement with Mr. Bixler, providing for benefits if he is terminated in connection with a “change in control,” the terms of which are described below.

Ilan Daskal.  On September 19, 2008, the Company entered into a letter agreement with Ilan Daskal.  He is expected to begin employment with the Company on October 6, 2008 and will be the Company’s Executive Vice President and Chief Financial Officer. Under the letter agreement, Mr. Daskal is entitled to a base salary of $350,000 and a target annual incentive bonus opportunity equal to 70% of his base salary.  Mr. Daskal’s employment with the Company is on an “at will” basis and can be terminated by the

Company or Mr. Daskal for any reason at any time.  The letter agreement also provides that, if Mr. Daskal’s employment with the Company is terminated for any reason other than by the Company with “cause” or by Mr. Daskal for “good reason,” Mr. Daskal will receive a cash amount equal to the sum of one times his annual rate of base salary and target bonus for the fiscal year in which the termination occurred.  Additionally, Mr. Daskal will have the right to exercise his vested options until the earlier of (a) one year from the date of his termination or (b) the scheduled expiration date of the stock option.  Mr. Daskal will be required to provide a release of claims in order to receive any of the foregoing benefits.  A discussion of Mr. Daskal’s severance benefits under his severance compensation agreement if he is terminated in connection with a “change in control” is provided below.  If Mr. Daskal is entitled to severance benefits under his severance compensation agreement in connection with a “change in control,” he will not be entitled to any additional severance benefits under the letter agreement.

Severance Compensation Arrangements - Generally

In addition, on August 21, 2008, the Compensation Committee adopted a general severance policy applicable to the Company’s executive officers in the event that their employment is terminated for reasons other than for cause.  Under the severance practices, executive officers could be provided with a severance benefit from the Company of up to fifty-two weeks of base pay, a maximum of one year following employment termination date to exercise vested stock options, six months’ continued medical plan coverage and six months outplacement services.  Severance arrangements may include certain additional covenants in favor of the Company and may include certain additional severance pay to compensate the officer for consulting with the Company or assisting with the transition of duties.  An executive officer would be required to provide a release of claims in order to receive any enhanced severance benefits.  Notwithstanding the adoption of the severance practices, the practices are non-binding and the Committee retains the discretion and the authority to review, approve, modify or alter under then existing circumstances any arrangement prior to the execution of any agreement with the executive officer.  The severance practices only apply in the event the executive officers are not entitled to benefits under their respective agreements and these practices do not supersede any existing agreement with any executive officer.

Employment and Severance Compensation Arrangements with Executive Officers – Change in Control Benefits

Consummation of the Offer would constitute a “change in control” under the employment agreement with Mr. Khaykin, and the severance compensation arrangements (each, a “Severance Agreement”) with Mr. Dancer, Mr. Barrow, Mr. Bixler and Mr. Daskal.

Under the terms of Mr. Khaykin’s each, a employment agreement, if the Company terminates Mr. Khaykin’s employment other than for “cause” or in the event Mr. Khaykin terminates employment for “good reason” within two months prior to or two years after a change in control of the Company (as these terms are used in the employment agreement), Mr. Khaykin will be entitled to receive the following benefits (i) a cash payment equal to two times the sum of his highest annual rate of base salary in effect during the one-year period immediately prior to the termination date and highest annual target bonus in effect during the one-year period immediately prior to the termination date (but not less than the annual rate of base salary); (ii) generally payment or reimbursement of his premiums for 18 months’ continued medical plan coverage; (iii) accelerated vesting of his stock option and restricted stock unit awards; and (iv) generally, the right to exercise his vested stock options until the earlier of (a) one year from the date of his termination, or (b) the scheduled expiration date of the stock option.  If a termination of employment occurs, the cash severance benefit will be two times the sum of Mr. Khaykin’s annual base salary and annual target bonus and his stock options and restricted stock units will vest in full.  In addition, the Company will provide a tax “gross-up” benefit for Mr. Khaykin in the event any benefits he is entitled to receive are subject to excise taxes under Sections 280G and/or 4999 of the Code in connection with a change in control of the Company to put Mr. Khaykin in the same position as though those benefits had not been subject to those excise taxes, unless a reduction in his benefits by an amount up to 15% of the total benefits would avoid excise taxes.  Mr. Khaykin will be required to provide a release of claims in order to receive any severance benefits in connection with a termination of his employment. Mr. Khaykin is also subject to confidentiality, non-solicitation and non-competition restrictive covenants under his employment agreement.

The Company is party to substantially similar Severance Agreements with Mr. Dancer, Mr. Barrow, Mr. Bixler and Mr. Daskal (each, a “Covered Executive”).  If the Covered Executive is terminated by the Company without “cause” (and other than due to his death or disability) or by the Covered Executive for “good reason” and this termination occurs in connection with “change in control” or an impending “change in control” (each as defined in that person’s Severance Agreement) of the Company or at any time during the two year period after a “change in control” of the Company, the executive will generally be entitled to receive the following benefits: (i) a cash payment equal to one times (two times for Mr. Dancer and two times for Mr. Daskal if within the first year of his employment) the sum of the Covered Executive’s annual rate of base salary and the Covered Executive’s target bonus for the fiscal year in which the termination occurs; (ii) a cash payment equal to the pro-rata portion of the Covered Executive’s target bonus for the fiscal year in which the termination occurred (based on the number of whole months the Covered Executive was employed during the fiscal year of the termination divided by twelve); (iii) generally continued medical coverage for up to 18 months at the same expense to the Covered Executive as before the termination; (iv) accelerated vesting of the time-based vesting portion of all then-outstanding equity awards and deferred compensation, nonqualified retirement benefits or similar plans of the Company in which the Covered Executive participates; (vi) the Covered Executive will generally have the right to exercise his vested options until the earlier of (a) six months from the date of his termination or (b) the scheduled expiration date of the stock option, and (vii) reimbursement for outplacement services obtained within up to a nine month period following the Covered Executive’s termination, up to a maximum of $50,000.  In order to receive the forgoing severance benefits, the Covered Executive must agree to release the Company from all claims arising out of his or her employment relationship. Amounts under clauses (i) and (ii) are generally payable to the Covered Executive in a lump sum within ten days after the release becomes effective.  However, payments are subject to any required delay imposed under Section 409A of the Code.  In addition, the Company will provide a tax “gross-up” benefit for the Covered Executive in the event any of his benefits are subject to excise taxes under Sections 280G and/or 4999 of the Code in connection with a change in control of the Company to put the Covered Executive in the same position as though those benefits had not been subject to those excise taxes; provided however, that if the present value of his total benefits is less than 345% of his applicable “base amount” (as defined under Section 280G), his total benefits will be reduced by the minimum amount required to avoid excise taxes.  The Company will also provide a tax “gross-up” benefit for the Covered Executive in the event any of his benefits under his letter agreement are subject to excise taxes under Section 409A Code.  In each case, the Covered Executive’s gross-up payments under Section 280G and 409A of the Code are subject to an aggregate excise tax payment limit of $3 million.  The Covered Executive is also subject to confidentiality, non-solicitation and non-competition restrictive covenants under the applicable Severance Agreement.

The following chart presents the Company’s estimate of the amount of benefits to which Messrs. Khaykin, Dancer, Knepper, Barrow, Bixler and Daskal would be entitled if each of them were terminated by the Company without “cause “or they terminated their employment for “good reason” in connection with a “change in control,” as defined in their respective employment agreements, occurring on December 31, 2008, based on a per share Offer price of $23.00.

	Severance Payments		Health Benefits		Acceleration of Equity		Gross Up/ Cutback	Other	Total
Mr. Khaykin	$3,000,000		$23,346		$9,087,500		$2,944,791	$0	$15,055,637
Mr. Dancer	$2,143,750	(1)	$18,551		$500,000	(2)	$(236,112)	$50,000	$2,449,605
Mr. Knepper	$5,178		$0		$0		$0	$0	$5,178
Mr. Barrow	$717,500		$20,022		$908,750		$0	$50,000	$1,696,272
Mr. Bixler	$560,000		$16,542		$478,500		$0	$50,000	$1,105,042
Mr. Daskal	$1,230,833		$20,000	(3)	$575,000	(4)	$800,476	$50,000	$2,676,309

(1)          This chart assumes that Mr. Dancer is terminated by the Company without Cause and therefore his severance payment includes the $400,000 cash retention payment as described above.

(2)          Mr. Dancer will receive $500,000 in lieu of the restricted stock unit award contemplated by his letter agreement, provided that the grant has not yet been made.  This grant of restricted stock units (along with a grant of stock options) is expected to be made on the third business day following the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. Under his letter agreement, the Company has agreed to grant Mr. Dancer equity awards of (i) a number of restricted stock units determined by dividing $500,000 by the fair market value of a Share on the grant date, and (ii) an option to purchase 75,000 Shares.

(3)          This chart assumes that Mr. Daskal’s health benefits will be at an estimated cost of $20,000.

(4)          Mr. Daskal will receive an amount equal to 25,000 times the per share closing price of the Company on the date of a qualifying termination in lieu of the restricted stock unit award contemplated by his letter agreement, provided that the grant has not yet been made.  This grant of restricted stock units (along with a grant of stock options) is expected to be made on the third business day following the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. Under his letter agreement, Company management has agreed to recommend to the Compensation Committee of the Board of Directors that Mr. Daskal be granted equity awards of (i) restricted stock units covering 25,000 Shares, and (ii) an option to purchase 75,000 Shares.

Exculpation and Indemnification of Directors

The Company’s certificate of incorporation eliminates the liability of its directors to the Company or its Stockholders for monetary damages for breach of their fiduciary duties as a director to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”). In addition, under the Company’s Bylaws and under indemnification agreements entered into between the Company and its directors and executive officers on September 15, 2008, the Company’s directors and executive officers are entitled to indemnification from the Company to the fullest extent permitted by Delaware law if they were or are a party, or threatened to be made a party, to any action or proceeding because he or she is or was a director or officer of the Company.  The Company also maintains directors’ and officers’ liability insurance which insures against liabilities that directors and officers the Company may incur in those capacities.

(c)                      Relationships with Vishay.

On April 1, 2007, the Company sold its Power Control System (“PCS”) business to Vishay pursuant to the Master Purchase Agreement, dated as of November 8, 2006, between the Company and Vishay (the “Master Purchase Agreement”) and related agreements, for $339.6 million, including $14.5 million of restricted cash temporarily held in escrow to cover indemnity obligations, if any, and the net cash retained from the assets of the entities being sold totaling approximately $49.4 million.  As part of this divestiture, the Company agreed to license certain of its technology related to the PCS business to Vishay and transfer certain other technology and trademarks related to the PCS business to Vishay on a non-exclusive, perpetual and royalty-free basis.  The Company also entered into certain transition agreements for the sale and purchase of specified products, wafer and packaging services, factory planning, quality, materials movement and storage, manufacturing and other support services, for up to three years following the closing of the divestiture.  In addition, Vishay agreed to sell back to the Company certain die products subject to specified terms and conditions.  For information relating to a dispute between Vishay and the

Company relating to the PCS business, please refer to Item 4 below.  The information contained in Item 4 below is incorporated herein by reference.

Item 4.            The Solicitation or Recommendation.

(a)       Solicitation or Recommendation.

With the assistance of its financial and legal advisors (Goldman, Sachs & Co. and Fried, Frank, Harris, Shriver & Jacobson LLP, respectively), on September 15, 2008, the Board of Directors of the Company considered an unsolicited, proposal from Vishay, dated September 10, 2008, to acquire all of the outstanding Shares for $23.00 and its proposed tender offer at the same price.  The Board of Directors unanimously determined that Vishay’s $23.00 per share proposal and its proposed tender offer significantly undervalued the future prospects of the Company and was not in the best interests of Company and its stockholders.  On September 29, 2008, the Board of Directors of the Company, in a telephonic meeting, reviewed the Offer, which was at the same price as the proposal, and confirmed its view that the Offer significantly undervalues the future prospects of the Company and is not in the best interests of Company and its stockholders.  Accordingly, and for the other reasons described in more details below, the Board of Directors recommends that the Company’s stockholders REJECT the Offer and NOT TENDER their Shares into the Offer.

(b)       Background of the Recommendation; Reasons for the Recommendation.

Background of the Recommendation

As more fully described under Item 3, on April 1, 2007, the Company sold its PCS business to Vishay pursuant to a Master Purchase Agreement for $339.6 million.

Subsequent to April 1, 2007, the Company commenced discussions with Vishay regarding the application of a net working capital adjustment formula in accordance with the terms of the Master Purchase Agreement.  However, the Company did not reach an agreement with Vishay on this matter within the time limits prescribed by the Master Purchase Agreement.  As of the date of this Statement, Vishay continues to assert a net working capital adjustment in its favor of approximately $20.0 million, and the Company maintains that the proper application of the contractual formula results in no adjustment to net working capital.

On June 9, 2008, Dr. Felix Zandman, Executive Chairman of Vishay, sent a letter to Mr. Richard Dahl, Chairman of the Board of Directors of the Company and Mr. Oleg Khaykin, President and Chief Executive Officer of the Company, asserting that Vishay believes certain forecasts it received from the Company during the PCS business divestiture negotiations related to the Automotive Systems Business Unit (“ASBU”) were “materially overstated” and “based upon assumptions that the management of the Company at the time knew to be unfounded and unsupportable.”  As part of its claim, Vishay also alleged that the non-disclosure and concealment of future prospects of the ASBU business caused Vishay to suffer damages in excess of $50.0 million attributable to, among other things, the purchase price for ASBU, subsequent operational losses and the costs incurred by Vishay in connection with the later divestment of the ASBU business.  Dr. Zandman’s letter also advised the Company of certain other potential claims alleged by Vishay, including, but not limited to, certain product quality claims related to PCS products transferred to Vishay but manufactured prior to the consummation of the divestiture and a claim regarding certain chemicals found in the ground water at the Company’s former manufacturing plant in Borgaro, Italy.

On August 14, 2008, Dr. Zandman telephoned Mr. Khaykin and indicated that Vishay intended to deliver an unsolicited proposal to acquire the Company.

On August 15, 2008 the Board of Directors of the Company received a letter, dated August 14, 2008, from Dr. Zandman and Dr. Gerald Paul, President and Chief Executive Officer of Vishay, containing an unsolicited, non-binding proposal from Vishay to acquire all of the outstanding Shares of the Company at $21.22 per Share.  On that same day, Vishay issued a press release announcing its unsolicited, non-binding proposal.

Also on August 15, 2008, Mr. Donald Dancer, Executive Vice President and Chief Administrative Officer of the Company, received a letter dated August 14, 2008, from Dr. Lior Yahalomi, Senior Vice President, Corporate Mergers & Acquisition, of Vishay setting out various claims by Vishay against the Company.  In addition to the claims previously raised by Vishay, this letter asserted a claim for rescission of the entire PCS acquisition.

On August 15, 2008 the Company issued the following press release in response to Vishay’s letters:

INTERNATIONAL RECTIFIER ACKNOWLEDGES RECEIPT OF
UNSOLICITED PROPOSAL FROM VISHAY INTERTECHNOLOGY

EL SEGUNDO, Calif. —August 15, 2008—International Rectifier Corporation (NYSE:IRF) announced that it has received today an unsolicited, non-binding proposal from Vishay Intertechnology, Inc. to acquire all of the outstanding shares of International Rectifier for $21.22 per share in cash.  As noted by Vishay, its proposal is subject to due diligence and other customary terms and conditions.

International Rectifier said that its board of directors will evaluate the proposal in consultation with its financial and legal advisers, and make a determination in due course.  The Board urges shareholders to take no action until that determination has been made.

As part of its evaluation, the board will thoroughly review the prospects and potential of IR’s current strategic plan, including management’s recently disclosed turnaround strategy and the nature and terms of Vishay’s non-binding proposal.  The Company also noted that it has received today, correspondence from Vishay setting out certain claims against IR arising from the prior sale of an IR unit to Vishay as discussed more fully in the Company’s recent SEC filings as well as an additional claim for rescission of the prior transaction.   IR intends to vigorously dispute and defend these claims.

On August 25, 2008, Mr. Dahl and Mr. Khaykin received a letter from Dr. Zandman requesting a meeting to discuss a merger between the Company and Vishay.  This letter contained no change from the prior $21.22 per Share nonbinding proposal sent to the Company on August 15, 2008.

At a meeting of the Board of Directors of the Company on August 28, 2008, the Board of Directors reviewed Vishay’s unsolicited, non-binding proposal with the assistance of its financial and legal advisors Goldman, Sachs & Co. and Fried, Frank, Harris, Shriver & Jacobson LLP, respectively. The Board of Directors unanimously determined that Vishay’s unsolicited, non-binding, $21.22 per share proposal was not in the best interests of the Company and its stockholders.  On August 28, 2008, the Board of Directors sent a letter to Dr. Zandman and Dr. Paul responding to Vishay’s non-binding proposal and to Vishay’s August 25th letter.

On August 29, 2008, the Company issued the following press release:

INTERNATIONAL RECTIFIER REJECTS

VISHAY’S UNSOLICITED PROPOSAL

EL SEGUNDO, Calif. —August 29, 2008—International Rectifier Corporation (NYSE:IRF) announced today that its Board of Directors has unanimously determined that the unsolicited, non-binding proposal by Vishay Intertechnology, Inc. to acquire all of the outstanding shares of International Rectifier for $21.22  per share in cash is not in the best interests of IR and its shareholders.

The Board reviewed the proposal with the assistance of its financial and legal advisers Goldman, Sachs & Co. and Fried, Frank, Harris, Shriver & Jacobson LLP, respectively.

Richard J. Dahl, Chairman of the Board of International Rectifier said: “Vishay’s proposal significantly undervalues the Company and its future prospects when compared to the shareholder value realizable under our recently adopted strategic plan.  On August 1, we announced that the Company had successfully completed the restatement process of prior financial periods.  The Company has also added considerable strength and depth to its senior management team during the past year and is poised to enhance its competitive position in the marketplace.

“The Board believes that the proposal by Vishay does not value the Company and its future prospects appropriately.  In our judgment, IR shareholders will be better served by allowing management to move forward with its strategic plan. We believe that IR’s valuation is still under the cloud of legacy issues. The Board and our management team look forward to executing the exciting opportunities available to our Company and to delivering this value to our shareholders,” concluded Mr. Dahl.

Oleg Khaykin, Chief Executive Officer of the Company added: “We look forward to fulfilling our potential as we continue to follow our strategic plan and focus on long term value creation for our shareholders.”

The Board of Directors communicated its decision in a letter sent from Richard J. Dahl, Chairman of the Board of International Rectifier to Vishay Intertechnology’s Executive Chairman of the Board of Directors, Dr. Felix Zandman and President and Chief Executive Officer, Dr. Gerald Paul.  The full text of the letter follows:

August 28, 2008

Dr. Felix Zandman - Executive Chairman of the Board of Directors

Dr. Gerald Paul, President and Chief Executive Officer

Vishay Intertechnology, Inc.

63 Lancaster Avenue

Malvern, PA  19355-2143

Dear Dr. Zandman and Dr. Paul:

This is to provide you with a response from the International Rectifier Board of Directors to your unsolicited and non-binding proposal you made public on August 15, 2008 as well as your subsequent letter dated August 25, 2008.

The International Rectifier Board of Directors examined your proposal with the assistance of our financial and legal advisors.

The Board of Directors unanimously concluded that your proposal is inadequate, opportunistic and not in the best interests of International Rectifier and its shareholders. The proposal significantly undervalues the Company and its future prospects when compared to the value-creation strategy being implemented by our management team.

We also note that IR has only this month completed its financial restatement process related to legacy issues with which you are familiar and filed its Annual Report on Form 10K for the fiscal year ended June 30, 2007.

Having accomplished much during the past eighteen months to move through these legacy issues successfully, IR is now beginning to implement its turnaround strategy under the leadership of an outstanding new management team. We believe that this plan has the potential to create significant value for IR shareholders as the company enhances its competitive position in the marketplace.

In short, we believe IR shareholders will be better served by allowing management to move forward with its strategic plan.

We trust you will respect the decision of the Board of Directors.

Sincerely,

Richard J. Dahl

Chairman of the Board

On September 3, 2008, Dr. Zandman left a phone message with Mr. Dahl and also sent a letter to Mr. Dahl again requesting to meet to negotiate a transaction between the Company and Vishay.  This letter also contained no change from the prior $21.22 per Share non-binding proposal sent to the Company on August 15, 2008 and rejected by the Company’s Board of Directors.

On September 5, 2008, Mr. Dahl sent the following letter to Dr. Zandman in response to the September 3 letter:

September 5, 2008

Dr. Felix Zandman, Chairman

Vishay Intertechnology, Inc.

63 Lancaster Avenue.

Malvern, PA  19355-2143

Dear Dr. Zandman:

I am writing in response to your phone message and letter dated September 3, 2008 requesting that we meet to discuss your interest in pursuing a merger with International Rectifier.  As we indicated in our August 28, 2008 letter and stated publicly, our Board of Directors has rejected your acquisition proposal as inadequate, opportunistic and not in the bets interest of International Rectifier and its shareholders.

There is no change from the previous nonbinding proposal that you publicized in connection with your litigation threat.  Accordingly, we see no purpose served by a meeting or dialogue with Vishay regarding a possible merger transaction.

Sincerely,

Richard J. Dahl

Chairman of the Board

On September 10, 2008, the Board of Directors of the Company received a letter from Drs. Zandman and Paul containing a proposal to acquire all of the outstanding Shares at $23.00 per Share in cash and indicating that it intended to commence shortly a tender offer for all of the Company’s common stock at the same price.  Vishay also delivered to the Company a notice of its intention (i) to nominate three individuals for election as Class One directors at the 2007 annual meeting of stockholders, and (ii) to present at that 2007 annual meeting proposals to amend the Company’s bylaws.  Vishay’s proposed bylaws amendments provide that: (i) the meeting to elect the Company’s Class Two directors must be held by December 21, 2008; (ii) any adjournment of a stockholders’ meeting at which a quorum is present must be approved by a majority of the Shares present at the meeting in person or by proxy; and (iii) any new bylaws or bylaw amendments adopted by the Board of Directors between February 29, 2008 and the 2007 Annual Meeting will be repealed unless those new bylaws or amendments have been approved by the holders of a majority of the outstanding shares of the Company.

On the same date Vishay commenced an action in the Delaware Court of Chancery against the Company and its current directors seeking: (i) to compel a meeting of shareholders on or before December 21, 2008 to elect Class Two directors to fill the positions of those whose terms expire in 2008; (ii) a declaration that Vishay’s proposed amendments to the Company’s bylaws are valid under the DGCL and the Company’s certificate of incorporation; and (iii) a mandatory injunction requiring the Company to present Vishay’s proposed amendments for a vote at the 2007 annual meeting of stockholders.

On September 10, 2008, the Company issued the following press release in response to Vishay’s proposal:

INTERNATIONAL RECTIFIER URGES SHAREHOLDERS TO TAKE NO

ACTION WITH RESPECT TO VISHAY UNSOLICITED PROPOSAL

EL SEGUNDO, CA – September 10, 2008 – International Rectifier Corporation (NYSE:IRF) today urged shareholders to take no action with respect to the unsolicited proposal announced today by Vishay Intertechnology (NYSE: VSH) to acquire all of the outstanding shares of International Rectifier common stock for $23.00 per share in cash.

Richard Dahl, the Chairman of the Board of IR commented:  “We will, as we have in the past, carefully review Vishay’s proposal in consultation with our financial and legal advisors, Goldman, Sachs & Co. and Fried, Frank, Harris, Shriver & Jacobson, LLP, respectively.  We wish to clarify that we have not entered into negotiations with Vishay because it had submitted, until today, only one proposal, for $21.22 per share on August 14, that was rejected by our Board.  The Board declined subsequent requests for negotiations since there was no change in a proposal that our Board had determined was opportunistic, inadequate and not in the best interests of the Company and its shareholders.”

At a meeting of the Board of Directors of the Company on September 15, 2008, the Board of Directors reviewed Vishay’s revised, unsolicited proposal of September 10 with the assistance of its financial and legal advisors Goldman, Sachs & Co. and Fried, Frank, Harris, Shriver & Jacobson LLP, respectively.  The Board of Directors unanimously determined that the proposal significantly undervalues the future prospects of the Company and is not in the best interests of the Company and its stockholders.  The Board of Directors also determined to recommend that the Company’s stockholders vote against the adoption of each of the bylaws amendments proposed by Vishay and vote for the election of the Company’s nominees and not for the election of Vishay’s nominees at the Company’s annual meeting of stockholders on October 10, 2008.  Finally, the Board of Directors determined to recommend to the stockholders not to tender their Shares into Vishay’s proposed $23.00 per share tender offer.

On September 15, 2008, Mr. Dahl sent a letter to Drs. Zandman and Paul informing them of the Board’s determinations.  The Company also issued the following press release:

INTERNATIONAL RECTIFIER’S BOARD UNANIMOUSLY REJECTS

VISHAY’S UNSOLICITED REVISED PROPOSAL

SAYS REVISED PROPOSAL SIGNIFICANTLY UNDERVALUES FUTURE

PROSPECTS OF THE COMPANY

URGES STOCKHOLDERS TO SUPPORT THE BOARD’S NOMINEES AND

REJECT VISHAY’S SLATE OF HAND-PICKED NOMINEES

EL SEGUNDO, CA – September 15, 2008 – The Board of Directors of International Rectifier Corporation (NYSE: IRF) today announced that it has reviewed Vishay’s unsolicited, revised proposal with the assistance of its financial and legal advisors (Goldman, Sachs & Co. and Fried, Frank, Harris, Shriver & Jacobson LLP, respectively) and unanimously determined that Vishay’s $23 per share offer significantly undervalues the future prospects of the Company and is not in the best interests of  International Rectifier and its stockholders.

Richard J. Dahl, Chairman of the Board of International Rectifier said: “Vishay’s offer still significantly undervalues the future prospects of the Company when compared to the value that we expect our new strategic plan to deliver to our shareholders.”  Mr. Dahl added: “Our Board takes its responsibility to stockholders extremely seriously.  We believe that Vishay’s latest unsolicited proposal continues to represent an opportunistic attempt by Vishay to capture value that belongs to our shareholders.”

Oleg Khaykin, President and Chief Executive Officer, commented: “We remain steadfast in our belief in International Rectifier’s potential and the value-creation strategy that we are implementing.  This potential is reflected in part in the recent launch of our revolutionary GaN technology platform for Power Conversion.  We look forward to communicating with our shareholders in the coming days the exciting value-creative opportunities available for our business.”

Mr. Dahl continued: “We are extremely disappointed that, in addition to offering a price that significantly undervalues the future prospects of the Company, Vishay has chosen to deploy heavy-handed and disruptive tactics in its efforts -  commencing a proxy contest to replace three of our highly-experienced and independent directors with its slate of hand-picked nominees; seeking to amend our Bylaws; bringing litigation against our directors and the Company; threatening to launch a hostile tender offer, as well as continuing to assert meritless claims against the Company related to the PCS sale — all to pressure the Board and our stockholders to sell the Company at a bargain price.

We urge our stockholders to support the Board by voting the WHITE proxy in favor of the re-election of Mary B. Cranston, Thomas A. Lacey and Jack O. Vance and against Vishay’s proposed amendments to our Bylaws.  We also urge our stockholders not to tender their shares into the proposed $23 per share tender offer.

Following is a copy of the letter International Rectifier sent today to Vishay’s Executive Chairman and its President and Chief Executive Officer:

Dear Drs. Zandman and Paul:

Our Board of Directors, with the assistance of our financial and legal advisors, has reviewed Vishay’s unsolicited, revised proposal to acquire for $23 per share in cash and its proposed tender offer at the same price.

After detailed review, we unanimously reject your proposal and will urge our stockholders not to tender their shares into any $23 per share tender offer you may commence ‘shortly’. We believe your $23 per share offer is meaningfully below the value that we expect to create for our stockholders as an independent entity.  Because $23 per share is not a reasonable starting point for negotiations, we also decline to engage in discussions regarding a sale to Vishay. We base our decision on a variety of factors, including the following:

•            After conducting a detailed assessment of our current business plan, the Board believes that your offer of $23 per share significantly undervalues the future prospects of the Company.

•            The price of $23 per share also does not adequately compensate our stockholders for the accelerating momentum of our business, our key technology and product leadership in power management and the significant value we expect to create for our stockholders through the implementation of our strategic plan.

•            Your obvious attempt to acquire International Rectifier before the market fully appreciates the upside from our strategic plan, at a low-point in the business cycle in the semi-conductor industry and in less-than robust M&A and credit markets, in an attempt to capture value that rightfully belongs to our shareholders.

We are also extremely disappointed that you have chosen to employ heavy-handed and disruptive tactics to further your opportunistic objectives, including, commencing a proxy contest to replace three of our highly-experienced directors; bringing litigation against our directors and the Company; threatening to launch a hostile tender, and continuing to assert meritless and undocumented claims against the Company due to the PCS sale.

Indeed, it would seem that our respective shareholders would be better served by us focusing on our respective business plans, deploying the dollars these contests will absorb back into the businesses, attempting to resolve any legitimate claim related to the sale of the PCS business, and creating real value.

That said, our Board has taken, and will continue to take, its responsibility to stockholders extremely seriously. We are committed to creating value and view your current proposal as not being in the best interests of International Rectifier and its shareholders. Accordingly, we have determined that the appropriate course of action is to forcefully resist your attempt to acquire our Company at an inadequate price.

Sincerely,

Richard J. Dahl, Chairman of the Board

On September 16, 2008, Vishay released a press release in reaction to the Company’s September 15 announcement reiterating its intention to launch a tender offer and encouraging shareholders to vote for Vishay’s nominees at the 2007 annual meeting.

On September 29, 2008, Vishay formally commenced the Offer.

On September 29, 2008, the Board of Directors of the Company met in a telephonic meeting to review the formal terms of the Offer with the assistance of its financial and legal advisors Goldman, Sachs & Co. and Fried, Frank, Harris, Shriver & Jacobson LLP, respectively.  During this meeting Goldman Sachs rendered its opinion to the Board of Directors of the Company, subsequently confirmed in writing (a copy of which is attached as Annex A), that as of September 29, 2008 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of Shares (other than Vishay and any of its affiliates) pursuant to the Offer and the second-step merger was inadequate from a financial point of view to such holders.  At the meeting, the Board of Directors of the Company unanimously reconfirmed its prior determination that the Offer significantly undervalues the future prospects of the Company and is not in the best interests of the Company and its stockholders.  Accordingly, the Board of Directors unanimously determined to recommend that the Company’s stockholders reject the Offer and not tender their Shares into the Offer.

Reasons for the Recommendation

In reaching its determination to reject Vishay’s $23.00 per Share proposal of September 10, 2008, and the Offer and in making the recommendation set forth above, the Board of Directors consulted with the management of the Company and the Company’s financial and legal advisors and took into account numerous factors, including the following:

•                  It is the view of the Board of Directors that Vishay’s $23.00 per Share Offer substantially undervalues the future prospects of the Company and does not adequately compensate stockholders for their Shares.

•                  For six decades, the Company has been the pioneering leader in advanced power management technology, revolutionizing the sector with a history of innovation.  The Company’s power management expertise, strong brand, extensive IP portfolio and loyal customer relationships, combined with an operationally focused Chief Executive Officer and newly energized management team position the Company for attractive future growth and shareholder value creation.

•                  The Company has a comprehensive product portfolio of analog, discrete and mixed signal integrated circuits targeted at a number of the most attractive high growth end segments such as automotive and aerospace and defense.

•                  In addition to growth opportunities in its existing segments, the successful development of the Company’s new gallium nitride (GaN)-based power device technology uniquely positions it to benefit from significant market share gains in the silicon power switch segment.

•                  The Company’s executive management team has put in place a three-phase strategic plan with the goals of reviving top-line growth while at the same time demanding operational excellence within the organization with the goal of driving gross and operating margins of ~45% and ~20%, respectively.

•                  The Company’s management team has already made significant progress in executing the strategic roadmap including an aggressive program of channel inventory rationalization and approximately $30 million annualized reduction of cost of goods sold.

•                  The view of the Board of Directors that the Offer is opportunistic and disadvantageous to the Company’s stockholders.

•                  Vishay made its initial proposal on August 15, 2008, at a time when the Company was trading at close to its 5 year low.  Moreover, the $23.00 Offer price reflects a significant discount to historical trading ranges including 41%, 40%, and 15% discounts to the Company’s 52-week high of $39.15, 5-year average stock price of $38.09 and 1-year average stock price, of $26.89 respectively, as of August 14, 2008.

•                  Vishay’s proposal appears intended to take advantage of the temporary valuation dislocation resulting from:

•                  The current trough in the semiconductor cycle;

•                  The Company’s recently completed restatement process; and

•                  The market’s lack of visibility into the Company’s strategic roadmap and financial outlook.

•                  Vishay’s Offer is being conducted in a period of extraordinary market volatility and a tight credit market in what the Board of Directors believes to be an attempt to avoid competition from financial sponsors and other potential buyers.

•                  Vishay’s Offer significantly undervalues the Company on a premium and multiple basis.

•                  The Offer price represents a premium of 22% to the Company’s depressed unaffected Share price of $18.82 as of August 14, 2008, the last trading day before Vishay made and publicly disclosed its initial non-binding proposal, which is significantly less than the premia to the target company’s unaffected share price reflected in other recent unsolicited technology offers, including: Cadence Design’s $16.00 offer to acquire Mentor Graphics made in June 2008 (30% premium, based on an unaffected share price of $12.33), Oracle’s $19.38 offer to acquire BAE Systems made in October 2007 (52% premium, based on an unaffected share price of $12.76), Microsoft’s $31.00 offer to acquire Yahoo! made in February 2008  (62% premium, based on an unaffected share price of $19.18) and Samsung’s $26.00 offer to acquire SanDisk made in September 2008 (93% premium, based on an unaffected share price of $13.46).

•                  The $23.00 Offer price represents an implied one year forward enterprise value to revenue multiple of 0.9x, which is a 47% discount to the median of 1.7x for the following precedent semiconductor transactions:

Date	Acquirer	Target	One Year Forward Enterprice Value to Revenue Multiple

December 13, 2007	On Semiconductor Corporation	AMIS Holdings, Inc.	1.7x

August 13, 2007	RF Micro Devices Inc.	Sirenza Microdevices, Inc.	3.6x

February 28, 2007	Temasek Holdings (Private) Limited	STATS ChipPAC Ltd.	1.7x

December 4, 2006	LSI Logic Corporation	Agere Systems, Inc.	2.3x

September 15, 2006	Private Equity Consortium	Freescale Semiconductor, Inc.	2.7x

July 30, 2006	SanDisk Corporation	msystems Ltd.	1.1x

July 24, 2006	Advanced Micro Devices, Inc.	ATI Technologies, Inc.	1.7x

March 8, 2006	Micron Technology, Inc.	Lexar Media, Inc.	0.9x

•                  The Offer does not reflect any value for the synergy opportunities realizable in a combination between Vishay and the Company

•                  A combination of Vishay and the Company would generate savings in operating expenses – a Wall Street research analyst has estimated these synergies to be as much as $15-20 million on an annual, post-tax basis.

•                  It is the view of the Board of Directors that the Offer does not compensate the Company’s shareholders for these valuable synergies.

•                  The Offer is Financially Inadequate

•                  The Board believes that the Offer does not fully reflect the intrinsic value of the Company.  On September 29, 2008, Goldman Sachs rendered its opinion to the Board of Directors of the Company, subsequently confirmed in writing, that, as of September  29, 2008 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of Shares (other than Vishay and any of its affiliates) pursuant to the Offer and any second-step merger was inadequate from a financial point of view to such holders.  The full text of the written opinion of Goldman Sachs, dated September 29, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A.  Goldman Sachs provided its opinion for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer and the merger.  The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender Shares in connection with the Offer or how any holder of Shares should vote with respect to any second-step merger or any other matter.  After considering the factors set forth herein, including the opinion of Goldman Sachs, the Board has unanimously concluded that the Offer is financially inadequate.

•                  Vishay is using aggressive tactics in an attempt to facilitate its inadequate Offer

•                  In conjunction with its tender offer, Vishay has launched a proxy fight to install Vishay’s hand-picked, nominees (who are being compensated $50,000 by Vishay) to facilitate Vishay’s takeover of the Company at an inadequate price.

•                  Vishay is also seeking to adopt bylaw amendments, and has commenced litigation against the Company’s directors involving these bylaw amendments, to restrict the flexibility of the Board of Directors to act in the best interests of stockholders and to undermine the bargaining position of the Board vis-a-vis Vishay or other potentially interested parties.

•                  Over the past six months, Vishay has also threatened to commence meritless litigation against the Company in connection with Vishay’s acquisition of the Company’s  PCS division in 2007.  Moreover, at the same time Vishay made its initial offer, Vishay communicated to the Company, for the first time, a threat to rescind the PCS transaction.

•                  Vishay would use the Company’s strong balance sheet position to subsidize its inadequate Offer

•                  As of June 30, 2008, the Company had cash and investments of approximately $726 million and no outstanding indebtedness.

•                  Based on a aggregate transaction value of $1,681 million implied by the Offer price of $23.00 per share, Vishay would be funding in excess of 40% of the Offer with the Company’s own cash.

•                  The Offer is highly conditional and is subject to numerous conditions, including Vishay’s receipt of the proceeds of financing. These conditions raise the question of whether the Offer will ever close.

•                  Vishay’s Offer is conditioned on Vishay having available to it proceeds of financings that are sufficient, together with cash on hand, to consummate the Offer and the second-step merger and to refinance all debt of the Company and Vishay that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the second-step merger or the financing thereof and to pay all related fees and expenses.

•                  Vishay’s has indicated that it is still “working” with its banks to arrange financing for the Offer which could be exceedingly difficult to obtain in the current credit market. Obviously, if adequate financing is not arranged, Vishay will not be able to pay the Offer price.

•                  The Offer is also conditioned on the Board of Directors of the Company waiving the application of Section 203 of the DGCL to the Offer and redeeming the Rights outstanding pursuant to the Company’s Rights Agreement.  However, the Board of Directors has resolved that it will not waive the application of Section 203 or redeem the outstanding Rights at an Offer price of $23.00 per Share.

•                  The effect of these numerous conditions is that the Offer may be illusory and stockholders cannot be assured that Vishay will be able to consummate the Offer.

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES INTO THE OFFER.

The foregoing discussion of the material factors considered by the Board of Directors is not intended to be exhaustive.  In view of the variety of factors considered in connection with its evaluation of the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation.  In addition, individual members of the Board of Directors may have assigned different weights to different factors.  After weighing all of these considerations, the Board of Directors unanimously rejected the terms of the Offer and recommended that holders of the shares not tender their Shares pursuant to the Offer.

(c)                      Intent to Tender.

To the knowledge of the Company, none of the Company’s directors or executive officers or any affiliate or subsidiary of the Company currently intends to tender into the Offer any of the Shares that such person or entity holds of record or beneficially.

Item 5.                                   Person/Assets, Retained, Employed Compensated or Used.

The Company has engaged Goldman Sachs to act as its financial advisor in connection with the Offer.  Pursuant to the terms of this engagement, the Company has agreed to pay Goldman Sachs a fee in connection with a sale or merger of the Company and a fee in connection with the Offer and related proxy solicitation by Vishay, a portion of which would be payable upon the successful completion of the Offer and/or in connection with the failure of the Offer and related proxy solicitation by the Vishay.

The Company has engaged D.F. King & Co., Inc. (“D. F. King”) to provide consulting, analytic and information agent services in connection with the Offer.  The Company has agreed to pay customary compensation for these services.  In addition, the Company has arranged to reimburse D. F. King for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of the engagement.

The Company has engaged Kekst & Co. (“Kekst”) as its public relations advisor in connection with the Offer.  The Company has agreed to pay customary compensation for these services.  In addition, the Company has agreed to reimburse Kekst for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of the engagement.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer.

Item 6.                                   Interest in Securities of the Subject Company.

Except for scheduled vesting of outstanding option awards, during the past 60 days, no transactions with respect to the Shares have been effected by the Company, or to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.                                   Purposes of the Transaction and Plans or Proposals.

For the reasons described in Item 4 above, the Board of Directors has unanimously determined to reject Vishay’s $23.00 per Share proposal of September 10 and the Offer and to recommend to the stockholders of the Company to reject the Offer and not tender Shares into the Offer.  The Company is not now engaged in any negotiations in response to the Offer that relate to or could result in one or more of the following or a combination thereof: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Item 8.                                   Additional Information.

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

(a)                                  Delaware Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to DGCL Section 203. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by DGCL Section 203, (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66-2/3% of the outstanding voting stock which the interested stockholder did not own. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s outstanding voting stock.

It is a condition to the Offer that Purchaser is satisfied that the provisions of DGCL Section 203 do not apply to the Offer.  However, as described below, the Board of Directors of the Company has resolved not to approve any purchase of the Company’s common stock pursuant to the Offer for purposes of Section 203.

(b)                                 Certain Board Determinations.

The Board of the Directors has unanimously resolved (i) that the Company will not redeem the Rights then outstanding pursuant to the Rights Agreement and the Board of Directors will not approve any purchase of the Company common stock pursuant to the Offer for purposes of Section 203 of the DGCL; (ii) that the “Distribution Date” under the Rights Agreement will not occur on the tenth business day following either the first public announcement of Vishay’s intention to commence the Offer or the commencement of the Offer and will occur as a result of the public announcement or commencement of the Offer only on that later date as the Board of Directors thereafter determines; (iii) to recommend that the stockholders of the Company vote in favor of the Board of Directors’ nominees at the 2007 annual meeting and against the adoption of each of Vishay’s proposed bylaws amendments at the 2007 annual meeting of stockholders; and (iv) to recommend that the stockholders of the Company not vote in favor of the election of Vishay’s nominees at the 2007 annual meeting of stockholders.

(c)                                  Appraisal Rights.

No appraisal rights will be available in connection with the Offer.  However, if Vishay successfully completes the Offer and its intended merger involving the Company is consummated, stockholders of the Company who have neither voted in favor of the merger nor consented thereto in writing and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to receive appraisal rights for the fair value of their Shares.  Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.  The foregoing is qualified in its entirety by reference to Section 262 of the DGCL.

(d)                                 Certain Litigation.

On August 15, 2008, shortly after the Company disclosed that Vishay had made an unsolicited, non-binding proposal to acquire all of its Shares for $21.22 per share in cash, a purported class action complaint captioned Hui Zhao v. International Rectifier Corporation, No. BC396461, was filed in the Superior Court of the State of California for the County of Los Angeles. The complaint names as defendants the Company and all current directors and alleges that the Vishay proposal is unfair and that our directors breached their fiduciary duties in connection with the proposed acquisition by failing to properly value our Company and, if they accept the offer, by failing to maximize our Company’s value through steps such as the solicitation of alternate offers. The action seeks to enjoin defendants from agreeing to the Vishay proposal or, alternatively, to rescind a merger with Vishay if it were ultimately consummated, as well as an award of attorneys’ fees and costs. Five other substantively identical complaints seeking the same relief also have been filed in the same court: United Union of Roofers, Waterproofers & Allied Workers Local Union No. 8 v. International Rectifier Corp., No. BC396490 (filed Aug. 19, 2008); Gerber v. International Rectifier Corporation, No. BC 396678 (filed Aug. 20, 2008); Hay Ly v. International Rectifier Corporation, No. BC 396679 (filed Aug. 20, 2008); Soyugenc v. International Rectifier Corp., No. BC396855 (filed Aug. 22, 2008); and Guttman v. International Rectifier Corp., No. BC396818 (filed Aug. 22, 2008). On August 22, 2008, United Union of Roofers, Waterproofers & Allied Workers Local Union No. 8 (“United Union”) filed a motion for consolidation and for appointment as lead plaintiff.

On August 29, 2008, a partial derivative complaint captioned City of Sterling Heights Police Fire Retirement System v. Dahl, No. BC397326, was filed in the Superior Court of the State of California for the County of Los Angeles. The complaint names as defendants all of the Company’s current directors and alleges that the directors breached their fiduciary duties by rejecting the Vishay offer and by failing to negotiate a higher price in connection with that offer. In addition to the claim for breach of fiduciary duty, which plaintiff brings both derivatively and purportedly on behalf of a class of investors, plaintiff also alleges derivative claims for abuse of control, gross mismanagement, and waste. The complaint seeks an injunction requiring the Board of Directors to appoint a committee of independent directors to consider strategic alternatives for the Company and invalidating any defensive measures the Board of Directors might take in connection with this or any other offer.  On September 18, 2008, the Company filed a brief with the court opposing the grant of this injunction.  The court heard oral arguments on plaintiff’s motion for expedited discovery on September 19, 2008.  The motion was denied.

On September 10, 2008, Vishay filed a complaint in the Court of Chancery for the State of Delaware against the Company and its current directors seeking, among other things: (i) to compel a meeting of shareholders on or before December 21, 2008 to elect Class Two directors to fill the positions of those whose terms expire in 2008; (ii) a declaration that Vishay’s proposed amendments to the Company’s bylaws are valid under the DGCL and the Company’s certificate of incorporation; and (iii) a mandatory injunction requiring the Company to present Vishay’s proposed amendments for a vote at the 2007 annual meeting of stockholders. The Delaware Action does not seek damages against the Company.

(e)                                  Forward-Looking Statements.

This Statement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements relate to expectations concerning matters that

(i) are not historical facts, (ii) predict or forecast future events or results, or (iii) embody assumptions that may prove to have been inaccurate.  These forward-looking statements involve risks, uncertainties and assumptions any may contain words such as “believe”, “anticipate”, “expect”, “estimate”, “project”, “intend”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meaning.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it does not give any assurance that such expectations will prove correct.  The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond the control of the Company.  Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies and Estimates” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended June 30, 2008 (the “Annual Report”) filed with the SEC.  All forward-looking statements attributable to the Company are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results.  The Company undertakes no duty or obligation to revise these forward-looking statements.  Please refer to the risk factors described in the Annual Report as well as other documents the Company files with the SEC from time to time.

(f)                                    Proxy Solicitation.

This Schedule 14D-9 does not constitute a solicitation of proxies on the part of the Company for the 2007 annual meeting of the Company.  The Company is separately soliciting proxies for its 2007 annual meeting in accordance with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including pursuant to a definitive proxy statement which has been separately mailed by the Company to its stockholders.

Item 9.                                   Exhibits.

Exhibit No.	Description

(a)(1)	Letter to Stockholders of the Company, dated September 29, 2008

(a)(2)

Amended and Restated Rights Agreement, dated as of December 15, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C. (Exhibit 4(a) to the Company’s Form 10-K filed on October 1, 1999)

(a)(3)

The First Amendment to the Amended and Restated Rights Agreement, dated August 11, 2006, between the Company and ChaseMellon Shareholder Services, L.L.C. (Exhibit 10.1 to the Company’s Form 10-K filed on September 15, 2006)

(a)(3)

The Second Amendment to the Amended and Restated Rights Agreement, dated November 20, 2006, between the Company and ChaseMellon Shareholder Services, L.L.C. (Exhibit 10.2 to the Company’s Form 10-Q filed on February 9, 2007)

(a)(4)

The Third Amendment to the Amended and Restated Rights Agreement, dated November 14, 2007, between the Company and ChaseMellon Shareholder Services, L.L.C. (Exhibit 10.1 to the Company’s Form 8-K filed on November 16, 2007)

(a)(5)	Opinion of Goldman Sachs, dated September 29, 2008 (attached as Annex A)

(a)(6)	Press release of the Company, dated September 29, 2008, titled International Rectifier Sends Letter Urging Shareholders to Elect the Company’s Three Nominees

Exhibit No.	Description

(e)(1)	1997 Stock Incentive Plan (Exhibit 4.1 to the Company’s Form S-8 filed on October 1, 2001)

(e)(2)	Amended and Restated Stock Incentive Plan of 1992 (Exhibit 2 to the Company’s Form 10-Q filed on May 16, 2001)

(e)(3)	Amended and Restated 2000 Stock Incentive Plan (Exhibit 99.1 to the Company’s Form 8-K filed on November 24, 2004)

(e)(4)	Amended and Restated 1984 Stock Participation Plan (Exhibit 99.1 to the Company’s Form 8-K filed November 21, 2005)

(e)(5)	Severance Agreement, dated October 29, 2007, between the Company and Donald R. Dancer (Exhibit 10.1 to the Company’s Form 8-K filed on November 2, 2007)

(e)(6)	Form of Executive Officer Severance Agreement (Exhibit 10.3 to the Company’s Form 8-K filed on November 2, 2007)

(e)(7)	Compensation Agreement, dated October 29, 2007, between the Company and Donald R. Dancer (Exhibit 10.5 to the Company’s Form 8-K filed on November 2, 2007)

(e)(8)	Employment Agreement, dated February 6, 2008, between the Company and Oleg Khaykin (Exhibit 10.1 to the Company’s Form 8-K filed on February 11, 2008)

(e)(9)	Letter Agreement, dated March 6, 2008, between the Company and Donald R. Dancer (Exhibit 10.1 to the Company’s Form 8-K filed on March 12, 2008)

(e)(10)	Offer Letter, dated March 31, 2008, between the Company and Michael Barrow (Exhibit 10.1 to the Company’s Form 8-K filed on April 3, 2008)

(e)(11)	Letter Agreement, dated April 16, 2008, between the Company and Peter B. Knepper (Exhibit 10.4 to the Company’s Form 8-K filed on April 21, 2008)

(e)(12)	Letter Agreement, dated September 19, 2008, between the Company and Ilan Daskal (Exhibit 10.1 to the Company’s Form 8-K filed on September 26, 2008)

(e)(13)	Master Purchase Agreement, dated November 8, 2006, between the Company and Vishay (Exhibit 2.1 to the Company’s Form 8-K filed on November 14, 2006)

(e)(14)	Form of Indemnification Agreement for directors and officers (Exhibit 10.1 to the Company’s Form 8-K filed on September 19, 2008)

(e)(15)	Deferred Compensation Plan (Exhibit 10.1 to the Company’s Form 10-Q filed on November 12, 2004)

(e)(16)	Form of 2000 Incentive Plan Non-Qualified Stock Option Agreement (Exhibit 10(yyy) to the Company’s Form 10-K filed on September 15, 2008)

Exhibit No.	Description
(e)(17)	Form of 2000 Incentive Plan Restricted Stock Unit Award Agreement (Exhibit 10(zzz) to the Company’s Form 10-K filed on September 15, 2008)

(e)(18)	Form of 2000 Incentive Plan Non-Employee Director Nonqualified Stock Option Agreement (Exhibit 10(aaaa) to the Company’s Form 10-K filed on September 15, 2008)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set form in this statement is true, complete and correct.

INTERNATIONAL RECTIFIER CORPORATION

By:	/s/ Timothy Bixler
Timothy Bixler
Vice President, General Counsel and Secretary

Dated: September 29, 2008

Annex A

Opinion of Goldman, Sachs and Co.

PERSONAL AND CONFIDENTIAL

September 29, 2008

Board of Directors

International Rectifier Corporation

233 Kansas Street

El Segundo, California 90245

Ladies and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than Bidder (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of International Rectifier Corporation (the “Company”) of the $23.00 per Share in cash (the “Consideration”) proposed to be paid to such holders in the Offer and the Merger (each as defined below). The terms of the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement on Schedule TO of Vishay Intertechnology, Inc. (the “Bidder”) and IR Acquisition Corp., a wholly owned subsidiary of Bidder (“Sub”), filed with the Securities and Exchange Commission on September 29, 2008 (the “Schedule TO”), provide (i) for an offer for all of the Shares pursuant to which Sub will pay the Consideration for each Share accepted and (ii) that, as soon as practicable following completion of the Offer, Bidder will effect a merger of the Company with Sub (the “Merger” and, together with the Offer, the “Transactions”) and each outstanding Share (other than Shares owned by Bidder or any of its subsidiaries) will be converted into the right to receive the Consideration.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities.  In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Bidder and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers.  We are acting as financial advisor to the Company in connection with its consideration of the Transactions and other matters pursuant to our engagement by the Company and expect to receive fees for our services in connection with our engagement, including a fee in connection with a sale or merger of the Company and a fee in connection with the Offer and related proxy solicitation by Bidder, a portion of which would be payable upon the successful completion of the Offer and/or in connection with the failure of the Offer and related proxy solicitation by Bidder.  The Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.  In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as financial advisor to the Company in connection with the sale of its power control system business to Bidder in April 2007.  We also may provide investment banking and other financial services to the Company, Bidder and their respective affiliates in the future.  In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Schedule TO, including the Offer to Purchase and related letter of transmittal contained therein, the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 (the “Schedule 14D-9”), in the form approved by you on the date of this opinion; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Bidder for the five fiscal years ended June 30, 2008 and December 31, 2007, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Bidder; certain other communications from the Company and Bidder to their respective stockholders; certain publicly available research analyst reports for the Company and Bidder; and certain internal financial analyses and forecasts for the Company prepared by its management and approved for our use by the Company (the “Forecasts”).  We also have held discussions with members of the senior management of the Company regarding their assessment of Bidder’s strategic rationale for, and the potential benefits for Bidder of, the Transactions and the past and current business operations, financial condition and future prospects of the Company and Bidder.  In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the semiconductor industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us.  In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company.  In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Bidder or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.  Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company.  This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than Bidder and any of its affiliates) pursuant to the Transactions.  We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Offer or the Merger.  In addition, we do not express any view on, and our opinion does not address, the adequacy of the Consideration or any other term or aspect of the Offer or the Merger to, or any consideration received in connection therewith by, Bidder and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Transactions or otherwise.  We are not expressing any opinion as to the prices at which the Shares will trade at any time.  Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof.  Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.  This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than Bidder and any of its affiliates) pursuant to the Transactions is inadequate from a financial point of view to such holders.

Very truly yours,

GOLDMAN, SACHS & CO.